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                        Filed by: CSX Corporation, Norfolk Southern Corporation
                                              and Consolidated Rail Corporation
                                                           Pursuant to Rule 425
                                   under the Securities Act of 1933, as amended.

                                 Subject Company: Consolidated Rail Corporation
                                         Commission File Nos.: 1-8022 and 1-8339

On June 4, 2003, CSX Corporation, Norfolk Southern Corporation and Consolidated Rail Corporation issued a joint press release announcing the filing of a petition with the United States Surface Transportation Board. The text of the joint press release follows.

[CSX Corporation Logo]          [Norfolk Southern             [Consolidated Rail
                                Corporation Logo]             Corporation Logo]

FOR IMMEDIATE RELEASE
JUNE 4, 2003
                                               Contacts: Gary Sease
                                                        (904) 366-2949
                                                        CSX Corp.

                                                        Rudy Husband
                                                        (610) 567-3377
                                                        Norfolk Southern Corp.

                                                        Jonathan M. Broder
                                                        (215) 209-4594
                                                        Consolidated Rail Corp.


                CSX, NS, CONRAIL ASK STB TO TRANSFER NYC, PRR
     CSX and NS Seek To Acquire Direct Ownership of Conrail Subsidiaries

WASHINGTON, D.C. June 4, 2003 - CSX Corporation (CSX), Norfolk Southern Corporation (NS), and Consolidated Rail Corporation (Conrail) today announced the joint filing of a petition with the Surface Transportation Board (STB) to establish direct ownership and control by CSX Transportation, Inc. (CSXT) and Norfolk Southern Railway Company (NSR), the railroad subsidiaries of CSX and NS, respectively, of two Conrail subsidiaries - New York Central Lines LLC (NYC) and Pennsylvania Lines LLC (PRR).

CSXT and NSR are currently managing and operating NYC and PRR, respectively, under operating agreements approved by the STB in 1998. CSX and NS jointly acquired Conrail in 1997.

The proposed transaction would replace the existing operating agreements and allow CSXT and NSR to operate NYC and PRR, respectively, via direct ownership. The petition, if approved, would make the financial, operational and administrative management of Conrail, NYC and PRR more efficient in an increasingly competitive transportation environment and facilitate CSX and NS capital investment in those properties. After the consummation of the proposed transaction, CSXT and NSR, as direct owners of NYC and PRR, respectively, would no longer be dependent upon the consent of the other for many decisions relating to their management of the underlying assets of NYC and PRR.

The proposed transaction would not affect rail operations, service or competition, and would have no adverse effect on customers or the employees of CSXT and NSR. Furthermore, the proposed transaction does not involve those assets of Conrail referred to in the petition as the

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Shared Assets Areas (separately designated as North Jersey, South
Jersey/Philadelphia, and Detroit), and would have no effect on the competitive rail service provided in those Shared Assets Areas. Conrail would continue to own, manage and operate the Shared Assets Areas as previously approved by the STB.

As stated in the petition, the proposed transaction would offer a number of important benefits and eliminate financial complexities that have increased due to changing conditions since June 1, 1999, when CSXT and NSR began operating the NYC and PRR assets. If approved, the proposed transaction would improve the transparency of the financial reporting of CSX and NS by consolidating the financial results of NYC and PRR into those of CSX and NS, respectively. In addition, the proposed transaction would permit CSX and NS to achieve increased independence over the management of the assets of NYC and PRR as a result of CSXT and NSR becoming direct owners of NYC and PRR, respectively.

The proposed transaction is subject to a number of conditions, including STB approval and an Internal Revenue Service ruling qualifying it as a non-taxable disposition.

If these and other conditions are satisfied, Conrail intends to undertake a restructuring of its existing unsecured and secured public indebtedness. There are currently two series of unsecured public debentures with an outstanding principal amount of $800 million and 13 series of secured debt with an outstanding principal amount of approximately $400 million. It is currently contemplated that guaranteed debt securities of two newly formed corporate subsidiaries of CSXT and NSR would be offered in a 42%/58% ratio in exchange for Conrail's unsecured debentures. The debt securities to be issued by CSXT's new subsidiary would be fully and unconditionally guaranteed by CSXT and the debt securities to be issued by NSR's new subsidiary would be fully and unconditionally guaranteed by NSR. Upon completion of the proposed transaction, the new debt securities would become direct unsecured obligations of CSXT and NSR, respectively, and would rank equally with all existing and future senior unsecured debt obligations, if any, of CSXT and NSR.

The new debt securities that will become direct unsecured obligations of CSXT and NSR will have maturity dates, interest rates and principal and interest payment dates identical to those of the respective series of Conrail's unsecured debentures. In addition, these new debt securities will have covenant packages substantially similar to those of the publicly traded debt securities of CSX and NS, respectively.

Conrail's secured debt and lease obligations will remain obligations of Conrail and are expected to be supported by new leases and subleases which, upon completion of the proposed transaction, would be the direct lease and sublease obligations of CSXT or NSR.

Conrail anticipates that after the proposed transaction, the existing ratings of its secured debt would be affirmed, and that the debt ratings of the proposed new unsecured debt securities issued by the newly formed subsidiaries of CSXT and NSR would be at least equal to that of the present corresponding Conrail unsecured debentures.

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The NYC lines operated by CSXT include those running from New York/New Jersey through Albany, New York, and Buffalo, New York to East St. Louis, Illinois, and from Albany to Boston. The NYC assets also include former Conrail rolling stock.

The PRR lines operated by NSR include those running from New York/New Jersey and Philadelphia, Pennsylvania through Pittsburgh, Pennsylvania and Cleveland, Ohio to Chicago, Illinois. The PRR assets also include former Conrail rolling stock.

CSX, based in Jacksonville, Fla., owns the largest rail network in the eastern United States. CSXT and its 34,000 employees provide rail transportation services over a 23,000 route-mile network in 23 states, the District of Columbia and two Canadian provinces. CSX also provides intermodal and global container terminal operations through other subsidiaries.

NS through its NSR subsidiary operates 21,500 route miles in 22 states, the District of Columbia and Ontario, serving every major container port in the eastern United States and providing connections to western rail carriers. NS operates an extensive intermodal network and is the nation's largest rail carrier of automotive parts and finished vehicles.

Registration statements on Form S-4 will be filed with the U.S. Securities and Exchange Commission (SEC) in connection with the proposed exchange offer. Prospectuses and related exchange offer materials will be mailed to holders of Conrail's unsecured debentures in connection with the proposed exchange offer. These documents will contain important information about the proposed transaction and the proposed exchange offer. Investors and holders of Conrail's unsecured debentures are urged to read these documents carefully when they become available. Upon the filing of these documents with the SEC, investors and holders of Conrail's unsecured debentures will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. In addition, free copies of these documents, when filed with the SEC, may be obtained from Conrail by directing a request to Consolidated Rail Corporation, 2001 Market Street, Philadelphia, PA 19103, Attention: Corporate Secretary,
(215) 209-4054.

In addition to the registration statements and prospectuses, CSX and NS file annual, quarterly and special reports, proxy statements and other information with the SEC. These SEC filings are available to the public through the website maintained by the SEC at http://www.sec.gov.

This press release contains forward-looking statements within the meaning of the Federal securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the control of CSX Corporation, Norfolk Southern Corporation and Consolidated Rail Corporation and could materially affect actual results, performance or achievements. These factors include, without limitation, that completion of the aforementioned offering is subject to, among other things, regulatory approvals and market conditions, that no assurance can be given that the offering can be completed under acceptable terms or on the anticipated timetable, and other risks and uncertainties detailed from time to time in the filings of CSX Corporation and Norfolk Southern Corporation with the SEC.

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